DRAFT CASH OUT MERGER AGREEMENT

Of the company

“TIM HELLAS TELECOMMUNICATIOS A.E.B.E.”

By the company

“TROY GAC TELECOMMUNICATIONS S.A.”

The above companies represented by their Boards of Directors, commenced negotiations for their merger, by absorption through buyout of the first, “TIM HELLAS TELECOMMUNICATIOS A.E.B.E.” by the latter “TROY GAC TELECOMMUNICATIONS S.A.”, according to the provisions of laws 2190/1920 and 2166/1993. For this purpose the companies draw up the present Draft Merger Agreement pursuant to article 69 in combination with article 79 of law 2190/1920 on societés anonymes, as in force.

I.       Identity of the Merging Companies

ABSORBING COMPANY: A societé anonyme, domiciled in Aghia Paraskevi of Attica (3 Stratigou Tombra street, 153 42) under the name “TROY GAC TELECOMMUNICATIONS S.A.” and distinctive title “TROY GAC S.A.”, with registration number 55017/01AT/B/03/177/05, lawfully represented by Ms. Anna Manda by virtue of decision 21.7.2005 of the board of Directors of the company.

ABSORBED COMPANY: A societé anonyme, domiciled in Marousi of Attica (66 Kifissias Avenue, 151 25) under the name “TIM HELLAS TELECOMMUNICATIOS A.E.B.E.” and distinctive title “TIM HELLAS A.E.B.E.”, with registration number 27039/01AT/B/92/1961, lawfully represented by Mr. Socrates Kominakis by virtue of a special authorization provided by decision 177 / 20.7.2005 of the board of Directors of the company.

II. In execution of the resolutions of the above Board Meetings of the aforementioned companies, the Boards drafted the Draft cash out Merger Agreement, according to which the following were agreed.

1.      The absorption of the Absorbed company by the Absorbing company shall take place according to articles 79 and 69-77 of law 2190/1920, as in force, and according to the requirements, provisions and exemptions of law 2166/1993, as in force.

2.      The final resolution for the merger shall be taken by the competent corporate bodies of the two companies under transformation, according to paragraph 1 of article 72 of law 2190/1920 as in force.

        The cash out merger procedure is concluded with the registration in the Registry of Companies Limited by Shares of the decisions of every competent authority approving the merger of the two companies. The decisions of the competent corporate bodies of the merging companies, together with the final merger agreement, which will be drawn up as a notarial deed, as well as the decision of the competent authority approving the merger, are subject to the publication requirements of article 7b of law 2190/1920 for each of the merging companies.

3.      Upon conclusion of the cash out merger the absorbed company shall be dissolved without liquidation and its shares shall be cancelled while its entire property (assets and liabilities) set out in the company’s books and records and included in the Transformation Balance Sheet of 15.06.2005 drawn up according to article 73 of law 2190/1920 and paragraph 1 article 2 of law 2166/1993, as in existence upon conclusion of the cash out merger procedure of the two companies, shall be transferred to the Absorbing company. The book value of the assets of the Absorbed company has been calculated by the auditing firm Ernst & Young and in particular the chartered auditor Mrs. Sofia Kalomenidou daughter of Georgios (No. Reg. 13301) has established the book value of the assets of the absorbed company on the basis of the Transformation Balance Sheet dated 15.06.2005. The entire property of the Absorbed company and any right, claim and demand of this company are transferred due the cash out merger agreement, as well as by law, due to the forthcoming absorption, to the Absorbing company, while at the same time the Absorbing company undertakes and accepts as a result of the cash out merger agreement, as well as by law, the entirety of the obligations and liabilities of the Absorbed company and thus, upon conclusion of the requirements and formalities of the merger, a transfer in the form of universal succession of all rights and obligations shall occur by law (article 75 c.l. 2190/1920).

4.      The share capital of the Absorbed company amounts today to one hundred twenty eight million three hundred thirty one thousand and three hundred and eight one euros and sixty cents (128,331,381.60 euro) and is divided into eighty three million eight hundred and seventy six thousand seven hundred and twenty (83.876.720) ordinary registered shares of nominal value of one euro and fifty three cents (€1.53) each .

       According to article 79 of law 2190/1920 the shareholders of the Absorbed company shall receive a consideration for their rights. This consideration shall be equal to 16.42475 euros per share and to a total of 1,377,654,156.36 euros for the 100% of the share of the Absorbed company. The Absorbing company shall not receive any consideration for the shares it already owns in the Absorbed company, because set off occurs.

       The Absorbing company shall be obliged, following the filing of the resolutions of the General Meetings of the shareholders with the respective Registries of Companies Limited by Shares to be taken according to article 72 of law 2190/1920, together with the other documents provided for in article 74 of law 2190/1920, to pay the above consideration to the shareholders of the Absorbed company upon delivery at the same time of their shares in the Absorbed company in ordered to be cancelled.

5.      Since 15.06.2005, date of the Transformation Balance Sheet of the Absorbed company and onwards, any actions of the Absorbed company are considered done on behalf of the Absorbing company while its financial results, occurring after the above date and until completion of the merger, shall be deemed results of the Absorbing company according to the provisions of article 69, paragraph 2, item e, articles 74 and 75 of law 2190/1920, in conjunction with article 2, paragraph 6 of law 2166/1993.

6.      There are no shareholders, holding special rights in the Absorbed company, nor holders of any securities other than shares.

7.      The Articles of Association of the merging companies do not award special privileges to the members of their Boards of Directors and their ordinary auditors; no such privileges are provided by virtue of resolutions of their General Shareholders Meetings or due to the present merger.

8.      All the terms and conditions of the present Draft Cash out Merger Agreement have been agreed upon by the contracting parties, pursuant to special resolutions of the Boards of Directors of the contracting companies.

In witness whereof, the present Draft Cash out Merger Agreement of the company

“TIM HELLAS TELECOMMUNICATIOS A.E.B.E.” by the company “TROY GAC TELECOMMUNICATIONS S.A.” was drafted and is signed by the legal representatives of the contracting companies.

Athens, 21st July 2005

ON BEHALF OF THE BOARD OF DIRECTORS OF THE ABSORBED “TIM HELLAS TELECOMMUNICATIOS A.E.B.E.” ________________________________	ON BEHALF OF THE BOARD OF DIRECTORS OF THE ABSORBING “TROY GAC TELECOMMUNICATIONS S.A.” ________________________________